Units $10 principal amount per unit CUSIP No.	Pricing Date*	February , 2016
	Settlement Date*	March , 2016
	Maturity Date*	February , 2023



*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Market Index Target-Term Securities® Linked to the Dow Jones Industrial Average℠

- Maturity of approximately seven years

- 100% participation in increases in the Index, subject to a capped return of [35% to 45%]

- If the Index is flat or decreases, payment at maturity will be the principal amount

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- No listing on any securities exchange

Market Downside Protection

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement EQUITY INDICES MITTS-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.10 and $9.70 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

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Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

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	Per Unit	Total
Public offering price[(1)(2)]	$ 10.00	$
Underwriting discount[(1)(2)]	$ 0.25	$
Proceeds, before expenses, to HSBC	$ 9.75	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively. See "Supplement to the Plan of Distribution" below.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.75 per unit and $0.00 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

Merrill Lynch & Co.
February , 2016

Summary

The Market Index Target-Term Securities® Linked to the Dow Jones Industrial Average^{SM}, due February , 2023 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including the repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with 100% participation in increases in the Market Measure, which is the Dow Jones Industrial Average^{SM} (the "Index"), subject to a cap. If the Index decreases, you will only receive the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately seven years
Market Measure:	Dow Jones Industrial Average^{SM} (Bloomberg symbol: "INDU"), a price return index.
Starting Value:	The closing level of the Index on the pricing date
Ending Value:	The average of the closing levels of the Index on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES MITTS-1.
Minimum Redemption Amount:	$10.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	100%
Capped Value:	[$13.50 to $14.50] per unit, which represents a return of [35% to 45%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-10.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



You will receive the Minimum Redemption Amount per unit of $10.00

(The Redemption Amount cannot be less than the Minimum Redemption Amount per unit.)

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement EQUITY INDICES MITTS-1 dated March 5, 2015:
  https://www.sec.gov/Archives/edgar/data/83246/000114420415014369/v403687_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES MITTS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

- You accept that the return on the notes will be zero if the Index does not increase from the Starting Value to the Ending Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek a guaranteed return beyond the Minimum Redemption Amount.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on **hypothetical** numbers and values.

Market Index Target-Term Securities®



This graph reflects the returns on the notes, based on the Participation Rate of 100%, the Minimum Redemption Amount of $10.00 and a Capped Value of $14.00 per unit (the midpoint of the Capped Value range of [$13.50 to $14.50]). The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 100%, the Minimum Redemption Amount of $10.00 per unit, a hypothetical Capped Value of $14.00 per unit and a range of hypothetical Ending Values. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and whether you hold the notes to maturity.** The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$10.00	0.00%
70.00	-30.00%	$10.00	0.00%
80.00	-20.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
100.00⁽¹⁾	0.00%	$10.00⁽²⁾	0.00%
105.00	5.00%	$10.50	5.00%
110.00	10.00%	$11.00	10.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00⁽³⁾	40.00%
150.00	50.00%	$14.00	40.00%
160.00	60.00%	$14.00	40.00%
170.00	70.00%	$14.00	40.00%

(1) The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

(2) The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

(3) The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90, or 90% of the Starting Value:

Starting Value: 100

Ending Value: 90

$$\$10 - \left[\$10 \times \left(\frac{100-90}{100}\right)\right]$$ **= \$9.00 Redemption Amount per unit, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be \$10.00 per unit.**

Example 2

The Ending Value is 120, or 120% of the Starting Value:

Starting Value: 100

Ending Value: 120

$$\$10 + \left[\$10 \times 100\% \times \left(\frac{120-100}{100}\right)\right]$$ **= \$12.00 Redemption Amount per unit**

Example 3

The Ending Value is 160, or 160% of the Starting Value:

Starting Value: 100

Ending Value: 160

$$\$10 + \left[\$10 \times 100\% \times \left(\frac{160-100}{100}\right)\right]$$ **= \$16.00 Redemption Amount per unit, however because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be \$14.00 per unit.**

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Depending on the performance of the Index as measured shortly before the maturity date, you may not earn a positive return on your investment.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-10 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

- You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

- While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

- You should consider the U.S. federal income tax consequences of investing in the notes. See "Material U.S. Federal Income Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES MITTS-1.

The Index

We have derived all information relating to the Dow Jones Industrial Average^{SM} (the "Index"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, S&P Dow Jones Indices LLC ("Dow Jones"). Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time.

Dow Jones Publishes the Index

The Index is a price-weighted index of 30 U.S. blue-chip stocks that represent nine economic sectors including financials, technology, consumer goods, industrials, telecommunications, consumer services, oil & gas, basic materials and health care. The index universe consists of securities in the S&P 500 Index, excluding stocks classified under Global Industry Classification Standard (GICS) code 2030 (Transportation) and 55 (Utilities).

According to Dow Jones, the composition of the Index is determined by the Averages Committee, which is comprised of three representatives of S&P Dow Jones Indices and two representatives of *The Wall Street Journal*. The committee meets at least semi-annually. At each meeting, the committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

There are no pre-determined criteria except that components should be established U.S. companies that are leaders in their respective industries. In selecting a company's stock to be included in the Index, the Averages Committee looks for a leading industrial company with a successful history of growth and a wide interest among investors. Maintaining adequate sector representation within the Index is also a consideration in the selection process. Companies should be incorporated and headquartered in the United States and a plurality of revenues should be derived from the United States.

The inclusion of any particular company in the Index does not constitute a prediction as to the company's future results of operations or stock market performance. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the Index are reviewed on an as-needed basis. There is no annual or semi-annual reconstitution. Constituent changes are announced one to five days before they are scheduled to be implemented. For the sake of continuity, changes to the composition of the Index are rare, and generally occur only after corporate acquisitions or other dramatic shifts in a constituent's core business. Any potential impacts on index constituents are evaluated by the Averages Committee on a case-by-case basis.

The Index does not reflect the payment of dividends on the stocks included in the Index.

Computation of the Index

The Index is a price-weighted index rather than market capitalization-weighted index. In essence, the Index consists of one share of each of the 30 stocks included in the Index. Thus, the weightings of the components of the Index are affected only by changes in their prices, while the weightings of stocks in other indices are affected by price changes and changes in shares outstanding.

When the Index was first created, the divisor was calculated by adding up the prices of the 30 constituent stocks and dividing the total by the number of constituents. Today, the divisor is adjusted to ensure the continuity of the Index and is designed to help keep the Index consistent through events such as spin-offs, stock splits, stock dividends and other corporate actions, as well as additions to and deletions from the Index. Accordingly, the divisor is no longer equal to the number of components in the Index.

The formula for calculating a divisor change is as follows:

$$D_{t+1} = D_t * \Sigma C_t^a / \Sigma C_t$$

Where:
- D_{t+1} is the divisor to be effective on trading session t+1
- D_t is the divisor on trading session t
- C_t^a is the components' adjusted closing prices for stock dividends, splits, spin-offs and other applicable corporate actions on trading session t
- C_t is the components' closing prices on trading session t

While Dow Jones currently employs the above methodology to calculate the Index, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the performance of the Index.

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through January 21, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On January 21, 2016, the closing level of the Index was 15,882.68.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to HSBC or to one of its affiliates, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain securities, including the notes. The license agreement requires this term sheet to state as follows:

The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones Industrial Average^{SM} to track general stock market performance. Dow Jones's only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of Dow Jones and of the Dow Jones Industrial Average^{SM} which is determined, composed and calculated by Dow Jones without regard to HSBC or the notes. Dow Jones has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Dow Jones Industrial Average^{SM}. Dow Jones is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the notes.

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor's household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

- the investor's spouse (including a domestic partner), siblings, parents, grandparents, spouse's parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

- a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor's household as described above;

- a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor's household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee's personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor's personal or other non-retirement account, except for individual retirement accounts ("IRAs"), simplified employee pension plans ("SEPs"), savings incentive match plan for employees ("SIMPLEs"), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors,

including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to MITTS" beginning on page PS-6 and "Use of Proceeds" on page PS-15 of product supplement EQUITY INDICES MITTS-1.

Material U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- We intend to take the position that the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method." No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

- Under this characterization and tax treatment of the notes, a U.S. Holder will be required to report original issue discount ("OID") or interest income based on a "comparable yield" and a "projected payment schedule" with respect to a note without regard to cash, if any, received on the notes.

- The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 1.82% per annum (compounded annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this term sheet. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on March 3, 2016 and were scheduled to mature on February 24, 2023. This tax accrual table is based upon a hypothetical projected payment schedule per $10.0000 principal amount of the notes, which would consist of a single payment of $11.3423 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual "projected payment schedule" will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
March 3, 2016 to December 31, 2016	$0.1511	$0.1511
January 1, 2017 to December 31, 2017	$0.1847	$0.3358
January 1, 2018 to December 31, 2018	$0.1881	$0.5239
January 1, 2019 to December 31, 2019	$0.1915	$0.7155
January 1, 2020 to December 31, 2020	$0.1950	$0.9105
January 1, 2021 to December 31, 2021	$0.1986	$1.1091
January 1, 2022 to December 31, 2022	$0.2022	$1.3113
January 1, 2023 to February 24, 2023	$0.0310	$1.3423

Hypothetical Projected Redemption Amount = $11.3423 per unit of the notes.

- Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder's tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

- Recently finalized Treasury regulations provide that withholding on "dividend equivalent" payments (as discussed in the prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES MITTS-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

Market Downside
Protection

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset's upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

"Market Index Target-Term Securities®" and "MITTS®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.